Exhibit 2.4

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12

OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

As of December 31, 2025, RedCloud Holdings plc (the “Company”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our ordinary shares, par value £0.002 per ordinary share. References herein to “we,” “us,” “our” and “Company” refer to RedCloud Holdings plc.

Ordinary Shares

Each ordinary share has a nominal value of £0.002 per share. Each issued ordinary share will be fully paid. There is no limit to the number of ordinary shares that we are authorized to issue, as the concept of authorized capital is no longer applicable under the provisions of the Companies Act. Each holder of our ordinary shares is entitled to one vote per ordinary share on all matters to be voted on by shareholders generally. The holders of our ordinary shares are entitled to receive such dividends as are recommended by our directors and declared by our shareholders. There are no conversion rights, redemption provisions or sinking fund provisions relating to any ordinary shares.

We are not permitted under English law to hold our own ordinary shares unless they are repurchased by us and held in treasury. We do not currently hold any of our own ordinary shares. See “Articles of Association” below for additional information.

Articles of Association

A summary of the key terms of the Amended and Restated Articles of Association is set out below. The summary below is not a complete copy of the terms of the Amended and Restated Articles of Association.

The Amended and Restated Articles of Association contain, among other things, provisions to the following effect:

Objects

No objects clause is included in the Amended and Restated Articles of Association and therefore, pursuant to the Companies Act, the objects of the Company are unrestricted.

Share Rights

Subject to the Companies Act and any rights attaching to shares already in issue, our shares may be issued with or have attached to them any rights and restrictions as we may by ordinary resolution of the shareholders determine or, in the absence of any such determination, as our Board may determine.

Voting Rights

Subject to any rights or restrictions attached to any shares from time to time, the general voting rights attaching to shares are as follows:

●	on a show of hands:

○	every shareholder who is present in person shall have one vote;

○	every proxy present who has been duly appointed by one or more shareholders entitled to vote on the resolution shall have one vote, except that if the proxy has been duly appointed by more than one shareholder entitled to vote on the resolution and is instructed by one or more of those shareholders to vote for the resolution and by one or more others to vote against it, or is instructed by one or more of those shareholders to vote in one way and is given discretion as to how to vote by one or more others (and wishes to use that discretion to vote in the other way) he shall have one vote for and one vote against the resolution; and

○	every corporate representative present who has been duly authorized by a corporation shall have the same voting rights as the corporation would be entitled to;

●	on a poll every shareholder who is present in person or by duly appointed proxy or corporate representative shall have one vote for every share of which he is the holder or in respect of which his appointment of proxy or corporate representative has been made;

●	a shareholder entitled to more than one vote need not, if they vote, use all their votes or cast all the votes in the same way;

●	in the case of an equality of votes, whether on a show of hands or on a poll, no person shall have a second or casting vote; and

●	if two or more persons are joint holders of a share, then in voting on any question the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority shall be determined by the order in which the names of the holders stand in the share register.

The preference shares shall not confer any voting rights on their holders

Restrictions on Voting

No shareholder shall be entitled to vote (either personally or by proxy) at any general meeting or at any separate class meeting in respect of any share held by him unless all calls or other sums payable by him in respect of that share have been paid.

The Board may from time to time make calls upon the shareholders in respect of any money unpaid on their shares and each shareholder shall (subject to at least 14 clear days’ notice specifying the time or times and place of payment) pay at the time or times so specified the amount called on their shares.

Dividends

We may, subject to the provisions of the Companies Act and the Amended and Restated Articles of Association, by ordinary resolution of shareholders declare dividends out of profits available for distribution in accordance with the respective rights of shareholders, but no such dividend shall exceed the amount recommended by the Board.

The Board may from time to time pay shareholders such interim dividends as appears to the Board to be justified by the profits available for distribution (including any dividends at a fixed rate).

Unless and to the extent that the rights attached to any shares or the terms of issue of such shares otherwise provide, all dividends will be distributed among the holders of the preference shares and the ordinary shares, so that the holders of preference shares receive a total of one pound in aggregate (as a class), payment of which may be made to any holder of preference shares on behalf of the class, and the remainder shall be distributed to the holders of our ordinary shares pro rata to their respective holdings of ordinary shares.

The Board may deduct from any dividend or other money payable to any person on or in respect of a share all such sums as may be due from such shareholder to the Company on account of calls or otherwise in relation to the shares of the Company. Sums so deducted can be used to pay amounts owing to the Company in respect of the shares.

Subject to any special rights attaching to or the terms of issue of any share, no dividend or other moneys payable by us on or in respect of any share shall bear interest against us. Any dividend unclaimed after a period of 12 years from the date such dividend became due for payment shall be forfeited and shall revert to us.

Dividends may be declared or paid in any currency and the Board may decide the rate of exchange for any currency conversions that may be required, and how any costs involved are to be met.

The Board may, by ordinary resolution of the Company, direct (or in the case of an interim dividend may without the authority of an ordinary resolution direct) that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, and in particular of paid-up shares or debentures of any other company.

Change of Control

There is no specific provision in our Amended and Restated Articles of Association that would have the effect of delaying, deferring or preventing a change of control.

Distribution of assets and on Winding Up

On a distribution of assets on a liquidation or a return of capital (other than a conversion, redemption or purchase of shares) the surplus assets of the Company remaining after payment of its liabilities shall be applied (to the extent that the Company is lawfully permitted to do so):

Variation of Rights

All or any of the rights and restrictions attached to any class of shares issued may be varied or abrogated with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or by special resolution passed at a separate general meeting of the holders of such shares, subject to the Companies Act and the terms of their issue. The Companies Act provides a right to object to the variation of the share capital by the shareholders who did not vote in favor of the variation. Should an aggregate of not less than 15% of the shareholders of the issued shares in question apply to the court to have the variation cancelled, the variation shall have no effect unless and until it is confirmed by the court.

Alteration to Share Capital

We may, by ordinary resolution of shareholders, consolidate all or any of our share capital into shares of larger amount than our existing shares, or sub-divide our shares or any of them into shares of a smaller amount. We may, by special resolution of shareholders, confirmed by the court, reduce our share capital or any capital redemption reserve or any share premium account in any manner authorized by the Companies Act. We may redeem or purchase all or any of our shares.

Allotment of Shares and Preemption Rights

Subject to the Companies Act and to any rights attached to existing shares, any share may be issued with or have attached to it such rights and restrictions as we may by ordinary resolution determine, or if no ordinary resolution has been passed or so far as the resolution does not make specific provision, as our Board may determine (including shares which are to be redeemed, or are liable to be redeemed at our option or the holder of such shares).

In accordance with section 551 of the Companies Act, the Board may be generally and unconditionally authorized to exercise for each prescribed period of up to five years all the powers of the Company to allot shares or grant rights to subscribe for or to convert any security into shares up to an aggregate nominal amount equal to the amount stated in the relevant ordinary resolution authorizing such allotment.

In certain circumstances, our shareholders may have statutory preemptive rights under the Companies Act in respect of the allotment of new shares.

Transfer of Shares

Any shareholder holding shares in certificated form may transfer all or any of his shares by an instrument of transfer in any usual or common form or in any other manner which is permitted by the Companies Act and approved by the Board. Any written instrument of transfer shall be signed by or on behalf of the transferor and (in the case of a share which is not fully paid up) the transferee.

All transfers of uncertificated shares shall be made in accordance with and subject to the provisions of the Uncertificated Securities Regulations 2001 and the facilities and requirements of its relevant system. The Uncertificated Securities Regulations 2001 permit shares to be issued and held in uncertificated form and transferred by means of a computer-based system.

The Board may, in its absolute discretion, decline to register any transfer of any share in certificated form which is not a fully paid share.

The Board may decline to recognize any instrument of transfer relating to certified shares unless:

●	it is only for one class of share;

●	it is in favor of a single transferee or no more than four joint transferees;

●	it is duly stamped (if this is required); and

●	it is delivered for registration to our registered office (or such other place as the Board may determine), accompanied by the certificate for the shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do).

If the Board declines to register a transfer it shall, as soon as practicable and in any event within two months after the date on which the transfer is lodged with the Company, send to the transferee notice of the refusal.

Annual General Meetings

In accordance with the Companies Act, we are required in each year to hold an annual general meeting in addition to any other general meetings in that year and to specify the meeting as such in the notice convening it. The annual general meeting shall be convened whenever the Board sees fit, subject to the requirements of the Companies Act.

Notice of General Meetings

In accordance with the Companies Act, we are required to provide at least 21 clear days’ notice for an annual general meeting and any resolutions to be proposed at the meeting. At least 14 clear days’ notice is required for any other general meeting. In addition, certain matters, such as the removal of directors or auditors, require special notice, which is 28 clear days’ notice. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the shareholders having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting. The notice of a general meeting must state the place, date and time of the meeting and the general nature of the business to be dealt with at the meeting.

Quorum of General Meetings

No business shall be transacted at any general meeting unless a quorum is present. At least two shareholders present in person or by proxy and entitled to attend and vote shall be a quorum for all purposes.

Class Meetings

The provisions in our Amended and Restated Articles of Association relating to general meetings apply to every separate general meeting of the holders of a class of shares except that:

●	the quorum for such class meeting shall be two holders in person or by proxy representing not less than one-third in nominal value of the issued shares of the class (excluding any shares held in treasury); and

●	if at any adjourned meeting of such holders a quorum is not present at the meeting, one holder of shares of the class present in person or by proxy at an adjourned meeting constitutes a quorum.

Other United Kingdom Law Considerations

Mandatory Purchases and Acquisitions

Pursuant to Sections 979 to 991 of the Companies Act, where a takeover offer has been made for us and the offeror has acquired or unconditionally contracted to acquire not less than 90% in value of the shares to which the offer relates and not less than 90% of the voting rights carried by those shares, the offeror may give notice to the holder of any shares to which the offer relates which the offeror has not acquired or unconditionally contracted to acquire that he wishes to acquire, and is entitled to so acquire, those shares on the same terms as the general offer. The offeror would do so by sending a notice and statutory declaration stating that the conditions of the notice are satisfied to the outstanding minority shareholders telling them that it will compulsorily acquire their shares.

Such notice must be sent within three months of the last day on which the offer can be accepted in the prescribed manner or if earlier, and the offer is not one to which the City Code applies, within the period of six months beginning with the date of the offer. The squeeze-out of the minority shareholders can be completed at the end of six weeks from the date the notice has been given, following which the offeror can execute a transfer of the outstanding shares in its favor and pay the consideration to us, and we would hold the consideration on trust for the outstanding minority shareholders. The consideration offered to the outstanding minority shareholders whose shares are compulsorily acquired under the Companies Act must, in general, be the same as the consideration that was available under the takeover offer.

If a takeover is structured as a scheme of arrangement pursuant to Part 26 of the Companies Act, the scheme, and therefore takeover, would need to be approved by a majority in number representing 75% in value of the shareholders of each class of shareholders voting, whether in person or by proxy. If approved, the scheme, and therefore takeover, would be binding on 100% of the shareholders of the relevant class(es).

Sell Out

The Companies Act also gives our minority shareholders a right to be bought out in certain circumstances by an offeror who has made a takeover offer for all of our shares. The holder of shares to which the offer relates, and who has not otherwise accepted the offer, may require the offeror to acquire his shares if, prior to the expiry of the acceptance period for such offer, (i) the offeror has acquired or agreed to acquire not less than 90% in value of the voting shares, and (ii) not less than 90% of the voting rights carried by those shares. The offeror may impose a time limit on the rights of minority shareholders to be bought out that is not less than three months after the end of the acceptance period. If a shareholder exercises his rights to be bought out, the offeror is required to acquire those shares on the terms of this offer or on such other terms as may be agreed.

UK City Code on Takeovers and Mergers

The Company is a public limited company incorporated in, and with its registered office in, the United Kingdom but its securities are not admitted to trading on a regulated market or multilateral trading facility in the United Kingdom (or a stock exchange in the Channel Islands or the Isle of Man). The City Code shall only apply to the Company if it is considered by the Panel to have its place of central management and control in the United Kingdom (or the Channel Islands or the Isle of Man). This is known as the “residency test”. The way in which the test for central management and control is applied for the purposes of the City Code may be different from the way in which it is applied by the United Kingdom tax authorities, HMRC. For the purposes of determining where the Company has its place of central management and control, the Panel will consider, among other things, the structure of the Board, the functions of the directors of the Board and where they are resident.

The majority of the Board currently resides outside of the UK, the Channel Islands and the Isle of Man. Based upon the structure of the Board and management structure and the Company’s intended plans for directors and management, for the purposes of the City Code, the Company is considered to have its place of central management and control outside the UK, the Channel Islands or the Isle of Man. Accordingly, the City Code is not expected to apply to the Company. It is possible that in the future circumstances, and in particular the Board composition, could change which may cause the City Code to apply to the Company. The City Code provides a framework within which takeovers of companies subject to it are conducted. In particular, the City Code contains certain rules in respect of mandatory offers. Under Rule 9 of the City Code, if a person:

(a)	acquires, whether by a series of transactions over a period of time or not, an interest in our shares which, when taken together with shares in which he or persons acting in concert with him are interested, carries 30% or more of the voting rights of our shares (which percentage is treated by the City Code as the level at which effective control is obtained); or

(b)	who, together with persons acting in concert with him, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights in us, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested the acquirer, and depending on the circumstances, its concert parties would be required (except with the consent of the Panel) to make a cash offer to all other shareholders for all of their shares in our capital at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the 12 months before the offer was announced.

Disclosure of Interests in Shares

Pursuant to Part 22 of the Companies Act, we are empowered by notice in writing to any person whom we know or have reasonable cause to believe to be interested in our shares, or at any time during the three years immediately preceding the date on which the notice is issued has been so interested, requiring such person within a reasonable time to disclose to us particulars of that person’s interest and (so far as is within his knowledge) particulars of any other interest that subsists or subsisted in those shares.

Purchase of Own Shares

Under English law, a limited company may only purchase or redeem its own shares out of the distributable profits of the Company or the proceeds of a fresh issue of shares made for the purpose of financing the purchase, provided that they are not restricted from doing so by their articles. A limited company may not purchase or redeem its own shares if, as a result of the purchase, there would no longer be any issued shares of the Company other than redeemable shares or shares held as treasury shares. Shares must be fully paid in order to be repurchased.

Subject to the foregoing, because the Nasdaq is not a “recognized investment exchange” under the Companies Act, the Company may purchase its fully paid shares only pursuant to a purchase contract authorized by ordinary resolution of the holders of Shares before the purchase takes place. Any authority will not be effective if any shareholder from whom the Company proposes to purchase shares votes on the resolution and the resolution would not have been passed if such shareholder had not done so. The resolution authorizing the purchase must:

●	specify the maximum number of shares authorized to be acquired;

●	determine the maximum and minimum prices that may be paid for the shares; and

●	specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

Distributions and Dividends

Under the Companies Act, before a company can lawfully make a distribution or dividend, it must ensure that it has sufficient distributable reserves (on a non-consolidated basis). The basic rule is that a company’s profits available for the purpose of making a distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. The requirement to have sufficient distributable reserves before a distribution or dividend can be paid applies to us and to each of our subsidiaries that has been incorporated under English law.

It is not sufficient that we, as a public company, have made a distributable profit for the purpose of making a distribution. An additional capital maintenance requirement is imposed on us to ensure that the net worth of the Company is at least equal to the amount of its capital. A public company can only make a distribution:

●	if, at the time that the distribution is made, the amount of its net assets (that is, the total excess of assets over liabilities) is not less than the total of its called up share capital and undistributable reserves; and

●	if, and to the extent that, the distribution itself, at the time that it is made, does not reduce the amount of the net assets to less than that total.